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                               April 20, 2022

       Lee Wooi
       Chief Executive Officer
       Starbox Group Holdings Ltd.
       VO2-03-07, Velocity Office 2
       Lingkaran SV, Sunway Velocity
       55100
       Kuala Lumpur, Malaysia

                                                        Re: Starbox Group
Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 22,
2022
                                                            CIK No. 0001914818

       Dear Mr. Wooi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted March 22, 2022

       Risk Factors
       Risks Related to Our Business and Industry
       "If we fail to retain and expand our Merchant and Member bases, our revenue and business will be harmed.", page 8

   1. You indicate that you do not have many long-term arrangements to guarantee the availability of deals
that offer attractive quality, value and variety to Members. In an appropriate place in
your prospectus, elaborate upon the terms of the long-term
                                                        arrangements you have
in place, including the duration of such arrangements and the
 Lee Wooi
FirstName   LastNameLee  Wooi
Starbox Group   Holdings Ltd.
Comapany
April       NameStarbox Group Holdings Ltd.
       20, 2022
April 220, 2022 Page 2
Page
FirstName LastName
         nature of merchants (or other providers) and amount of historical revenue that has been associated with such arrangements.
"If the relevant Malaysian regulatory agency were to determine that a Film Distribution License is required . . .", page 11

2. Revise your risk factor to disclose the penalty or ramification to you for failure to comply with the FINAS Act to date.
Risks Relating to this Offering and the Trading Market
"Although as a Foreign Private Issuer we are exempt from certain corporate governance standards . . .", page 24

3. Your risk factor disclosure here suggests that you will proceed with this offering even if your securities are not initially approved for listing on the Nasdaq Capital Market, however, your prospectus cover page indicates that it is a condition to completion of this offering that your securities are approved for listing. Please revise to clarify.
Capitalization, page 33

4. Please remove your cash balance from the calculation of total capitalization.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

5. We note your disclosure and presentation of condensed financial information of the parent company in Note 13. If the restricted net assets of your consolidated subsidiaries are a significant proportion of consolidated net assets as of the most recently completed fiscal year end, please disclose the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on your liquidity.
6. We note your disclosure that your growth strategy depends on growing your advertiser, member and merchant bases, expanding into other countries in Southeast Asia and upgrading your software and systems, which will require you to use cash flows from operations and the net proceeds of this offering, and that you intend to fully settle your tax liabilities before May 2022. So that investors understand the magnitude of future cash requirements, please disclose any material trends or uncertainties in such requirements, to the extent practicable. Refer to Item 5.D of Form 20-F.
Business
Growth Strategies
Expand Our Cash Rebate and Digital Advertising Services Internationally, page
63

7. Please disclose your timeline for expanding your cash rebate and digital advertising services in other countries in Southeast Asia, including when you expect to be operational in such countries. In addition, where you discuss the market size of the digital advertising
 Lee Wooi
FirstName   LastNameLee  Wooi
Starbox Group   Holdings Ltd.
Comapany
April       NameStarbox Group Holdings Ltd.
       20, 2022
April 320, 2022 Page 3
Page
FirstName LastName
         industry in Southeast Asia in the "Further Expand Our Business Scale and Secure New
         Advertisers" sub-section on page 62, please clarify how much of this market can be allocated to Malaysia, as this appears to be the only market in Southeast Asia that you currently operate in.
Digital Advertising Services
Our Advertisers, page 66

8. You indicate that three advertisers accounted for approximately 21.7%, 10.8%, and
         10.8%, respectively, of your total revenue during the fiscal year ended September 30,
         2021. Please revise this section to provide a summary of your relationship with and dependence on these advertisers, including the terms of any contracts you have with them.
Ad Distribution Channels, page 67

9. To provide context for investors regarding the importance of the advertisement distribution channels described in this section, please disclose the amount and/or percentage of your advertisement display services revenue generated from ads distributed on your SEEBATS website and mobile app, GETBATS website and mobile app, and third-party social media channels. In light of the fact that you entered into your Service and Licensing Agreement with Shenzhen Yunshidian Information Technology Ltd. on
         November 1, 2021, please also clarify whether you licensed movies and television series for streaming from Shenzhen Yunshidian Information Technology Ltd. during your fiscal years 2020 and 2021. In this regard, disclose how you drove traffic to your SEEBATS web-site, if at all, prior to your execution of your license agreement with Shenzhen
         Yunshidan Information Technology Ltd.
Intellectual Property, page 73

10. We note that you have four patent applications pending in Malaysia, which you appear to have identified on page 79. Please revise this section to describe the nature of each and the extent to which your business depends on them. Refer to Item 4.B.6 of Form 20-F.
Regulations
Regulations Relating to Direct Selling, page 76

11. Please disclose the expiration date of SarboxGB's license under the DSAPSA 1993.
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

12.      We note that all operating expenses are included in one line item
labeled    Selling, general
         and administrative expenses.    Please tell us your consideration of
including multiple
         expense line items rather than just one. In doing so, explain your consideration of presenting a cost of revenue line item.
 Lee Wooi
Starbox Group Holdings Ltd.
April 20, 2022
Page 4
Notes to Consolidated Financial Statements, page F-7

13. Please disclose total research and development costs charged to expense in each period for which an income statement is presented. Refer to ASC 730-10-50-1.
Note 13 - Condensed Financial Information of the Parent Company, page F-24

14. Describe the nature of any restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Disclose the amounts of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
Exhibits

15. Your exhibit index suggests that you are solely providing an opinion of counsel as to the
      Ordinary Shares you are registering. Please ensure that you also provide an opinion of counsel as to the warrants being registered on the registration statement, as well as the written consent of counsel required by Securities Act Rule 436.
General

16. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,
FirstName LastNameLee Wooi
                                                            Division of
Corporation Finance
Comapany NameStarbox Group Holdings Ltd.
                                                            Office of Trade &
Services
April 20, 2022 Page 4
cc:       Warren Wang
FirstName LastName